UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
    ☐   Form C-U: Progress Update
    ☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
    ☐   Form C-AR: Annual Report
    ☐   Form C-AR/A: Amendment to Annual Report
    ☐   Form C-TR: Termination of Reporting

Name of Issuer
BioXgen Holdings, Inc

Legal Status of Issuer

    Form:
    Corporation

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of Organization:
    June 13, 2025

Physical Address of Issuer
5590 E River Rd , Tucson, AZ, 85750

Website of Issuer
www.bioxgen.life

Is there a Co-Issuer? __x___ yes _____no.

Name of Co-Issuer
BioXgen 2026 Community Round SPV, LLC

Legal Status of Co-Issuer

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of Organization:
    December 2, 2025

Physical Address of Co-Issuer:
5590 E River Rd , Tucson, AZ, 85750

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Website of Co-Issuer
None

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities, LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight point five percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $17,500 advance setup fee and $2,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:
Units of the Co-Issuer corresponding with Class C Common Stock of the Issuer

Target Number of Securities to be Offered:
16,892

Price (or Method for Determining Price):
$1.43

Target Offering Amount:
$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Issuer

Maximum Offering Amount (if different from Target Offering Amount):
$4,999,999.63

Deadline to reach the Target Offering Amount:
May 15, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
0

	Most recent fiscal year-end*	Prior fiscal year-end*
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$160,000.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

*Reflects the financial results for the Crowdfunding Issuer, BioXgen Holdings, Inc. Exhibit B, attached hereto and made a part hereof, also includes the inception financials for the Co-Issuer, which was formed on December 2, 2025.

The jurisdictions in which the Issuer intends to offer the Securities:
Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

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EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Issuer Financial Statements and SPV Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Subscription Agreement with Co-Issuer and Investor
EXHIBIT E: Co-Issuer Amended and Restated Limited Liability Company Agreement
EXHIBIT F: Issuer Certificate of Incorporation
EXHIBIT G: Issuer Bylaws

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EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
January 13, 2026

Bio✗gen

BioXgen Holdings, Inc
BioXgen 2026 Community Round SPV, LLC

SPV Interests Representing
Up to $4,999,999.63 ("Maximum Amount") of up to 3,378,264 securities
including up to an aggregate $169,082.11 in Investor Transaction Fees

BioXgen Holdings, Inc (the "Company," "BioXgen," "we," "us", "Issuer" or "our"), is offering up to **$4,999,999.63** (the "Maximum Offering Amount") worth of Class C Common Stock, par value $0.0001 per share, of the Company (the "Shares") through BioXgen 2026 Community Round SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act of 1940 pursuant to Rule 3a-9 promulgated thereunder (the "Co-Issuer"). The Co-Issuer is offering units of membership interest (the "Units" or the "Securities"), which correspond with the Shares on a one-to-one basis, at a price of **$1.43** per Security (collectively, the "Offering"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum Target Offering Amount is **$25,000** (the "Target Offering Amount") (collectively, the "Offering"). The Target Offering Amount and Maximum Offering Amount includes the investor processing fee total for all investments. The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by May 15, 2026 (the "Target Date").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after May 15, 2026. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $500.50. Investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3.5% per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $500.50 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date or any subsequently identified closing date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

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The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. Furthermore, no state securities authority is passing upon the merits of any Securities offered or the terms of the Offering, nor does any of them pass upon the accuracy or completeness of any Offering document or literature. Any representation to the contrary is unlawful.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES ALSO HAVE FURTHER TRANSFER RESTRICTIONS DESCRIBED IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (THE "OPERATING AGREEMENT") OF THE CO-ISSUER, TO BE ENTERED INTO AT OR PRIOR TO THE INITIAL CLOSING OF THE OFFERING.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN

CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT   ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

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SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

Co-Issuer

This Offering has the following co-issuer(s): BioXgen 2026 Community Round SPV, LLC (the "**Co-Issuer**"), located at 5590 E River Rd , Tucson, AZ, 85750 .

The Co-Issuer was organized as a limited liability company in the United States under the jurisdiction of Delaware in December 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at www.BioXgen.life or for the Offering at DealMaker.tech.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Company's Class C Common Stock, par value $0.0001 per share (the "Shares"). Investors in this Offering will own units in the Co-Issuer that correspond with the Shares on a one-to-one basis (the "Units" or the "Securities"). Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class C Common Stock as if they had invested directly with the Company. However, rather than holding shares of stock of a tax corporation, investors will hold units that are treated as partnership interests for US federal income tax purposes (and accordingly may receive K-1s instead of Form 1099).

Company Overview

BioXgen is a medical device company focused on developing innovative solutions to address post-operative complications in cardiac surgery. Our flagship product is an extracellular matrix (ECM)-based cardiac patch designed to support recovery following open-heart procedures. Derived from porcine tissue, the patch aims to mitigate post-operative atrial fibrillation (POAF), a common complication that affects over one-third of patients undergoing cardiac surgery. By integrating seamlessly into existing surgical workflows, The patch has the potential to improve patient outcomes, reduce hospital stays, and lower associated healthcare costs.

Founded by an experienced team with expertise in medical device development and physiology, BioXgen is positioned at the intersection of unmet clinical needs and a growing market. POAF leads to extended hospitalizations—often adding 2-10 days—and increases risks such as stroke, renal injury, and prolonged recovery. Our solution leverages a natural, scalable material to provide epicardial support, drawing on nearly 100 years of ECM use in medical applications. With patents pending and alignment with hospital and payer incentives, BioXgen represents an opportunity to invest in a company tackling a billion-dollar challenge in cardiovascular care.

The market for POAF management and related cardiac surgery economics is substantial, with approximately 500,000 open-heart surgeries performed annually in the U.S. alone, and POAF contributing to attrition rates of 30-50%. BioXgen's early-stage development, combined with a clear regulatory pathway and preclinical validation, offers investors a chance to support a venture that could transform post-surgical care while addressing rising procedural volumes driven by an aging population.

Business Model

BioXgen operates under a standard medical device revenue model, where hospitals would purchase our cardiac patch for use in open-heart surgeries. Pricing is likely to be structured on a per-procedure basis, associated with delivery and

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inventory management, allowing for predictable revenue streams. This approach aligns with hospital value propositions by potentially reducing overall costs through shorter patient stays and fewer complications, while integrating into existing reimbursement frameworks for cardiac procedures. We plan to apply for the new technology add-on payment (NTAP) program, due to anticipated participation in the FDA's breakthrough devices program, in hopes that the Company will also be eligible for direct reimbursement via Medicare through the NTAP program.

Current Business and Future Business Plan

Currently, BioXgen is advancing toward clinical validation and market entry by leveraging an FDA 510(k) predicate pathway identified for our device, building on an approved predicate device to accelerate the process. We have completed preclinical validation in large animal models and a clinical proof-of-concept study involving a human-placed device, demonstrating safety and feasibility. We are preparing for an FDA presubmission meeting to clarify requirements and refine our pathway, positioning us for efficient regulatory progress.

Looking ahead, our go-to-market strategy would focus on targeting U.S. hospitals and medical centers that perform cardiac surgeries, emphasizing decentralized cost structures and partnerships for manufacturing scale-up. Funds raised in this Offering will support clinical trials, product development, and operations to achieve FDA clearance and initial commercialization. With a focus on rapid iteration and clinical partnerships, BioXgen aims to bring our cardiac patch to market swiftly, capitalizing on the growing demand for solutions that enhance cardiac recovery and reduce healthcare burdens.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name: David P. Skinner, MD, Phd, MBA
Current Role: President & CEO, Treasurer, Secretary and Director of the Company since June 2025

For over five years, Dr. Skinner has been the President and CEO of, and practicing physician at, Arizona Medical Specialty Group, a medical practice in Tucson, Arizona with two outpatient locations treating approximately 10,000 patients a year.

Name: John Konhilas, PhD
Current Role: Chief Science Officer and Director of the Company since June 2025

For the last three years, Dr. Konhilas has been a professor of physiology at the University of Arizona, with specific research interests in cardiovascular, menopause, gut dysbiosis and metabolic health outcomes. In addition, since June 2022 he has been the Chief Science Officer of Opensci, a company that develops innovative technologies to rapidly bridge scientific discoveries for the healthcare industry, and since June 2024 he has been the Chief Science Officer of SciCOR, a company that develops, innovates and deploys unique extracellular and biomatrix products for novel uses.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C.

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The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Units.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Securities purchased through this Offering is subject to SEC limitations on transfer. This means that the Securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed
Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may need more capital or be unable to raise further capital on favorable terms
We anticipate needing access to credit or additional equity financing to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors and is likely to include the issuance of preferred stock that would be entitled to receive distributions before the Shares. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

Management discretion as to use of proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

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Projections: forward-looking information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes
As with all investments in securities, if you sell the Units, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Units may impact the return on your investment
Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any valuation at this stage Is difficult to assess
Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $1.43. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes
The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Risks Related to the Company's business

We are in a highly regulated industry

The FDA regulates the developing, testing, manufacturing, marketing and selling of our products. Complying with government regulations is often time consuming and expensive and may involve delays or actions adversely impacting the marketing and sale of our current or future products. FDA approval will be needed to perform further live testing on our product and to eventually commercialize it. Furthermore, hospitals and other potential payors are also heavily regulated and have constrictions on what they can and cannot purchase or pay, and how they can do so, under Medicare, Medicaid and other government regulations.

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Our product might not timely obtain regulatory clearances

The process of obtaining regulatory clearance is costly and time consuming. Development of medical devices may be delayed because testing and clinical evaluation will be required before our products can be approved for human use. Before our product can be marketed, it must first receive either premarket clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act ("FDCA") or a premarket approval ("PMA") from the FDA, or be reclassified and receive marketing authorization through the de novo classification process. In the 510(k)-clearance process, the FDA must determine that the proposed device is "substantially equivalent" to a Class I or II device legally on the market, known as a "predicate" device, with respect to intended use, technology, safety and effectiveness to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence for certain device types. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device for its intended use based, in part, on extensive data including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. If the FDA determines that our product is novel, we may be required to go through a de novo classification approval, which is much more expensive and lengthy than obtaining a PMA. Delays by the FDA or changes in its clearance and approval processes could also make it more difficult, expensive and time-consuming to take our product to market. It is also possible that such a clearance cannot be obtained at all.

Our only product is under development and we may be unable to commercialize it

At this point we are developing a single product and our business is not diversified. Further, our product is still under development and will require regulatory approvals before it can be sold to customers. Unanticipated problems in the clearing or testing process may prevent us from being able to bring our product to market, or may result in changes to our product that may make the product less commercially viable. Even if we do obtain all of the proper approvals for commercialization, there is no guarantee that our product will gain market acceptance.

Our business depends on our pending patents and other intellectual property

Part of our success depends on our proprietary technologies. We rely on patents and trade secret laws to establish and maintain proprietary rights in our technology. These intellectual property rights provide only limited protection and may not provide adequate protection, allowing competitors to develop similar products. Our patent is pending and has not yet been granted, and there can be no assurance that the patent ultimately will be granted. Further, the issuance of a patent, while presumed valid and enforceable, is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents, or patent more effective technologies. Patent rights are territorial, and patent protection extends only to those countries where we have issued patents. Filing, prosecuting and defending patents on our products and product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less or more extensive than those in the United States, and their litigation processes differ. Further, it is possible that others could assert that our intellectual property infringes on their intellectual property, which may prevent us from using or monetizing that intellectual property or may require us to pay licensing fees to do so.

We may possess personally identifiable information ("PII")

There are numerous state and federal laws and regulations, including HIPAA, that govern the collection, dissemination, use, privacy, confidentiality, security, availability and integrity of PII. We are likely to come into possession of PII in the course of testing our products. Failure to appropriately record and safeguard PII may lead to regulatory sanctions or private lawsuits against us. Further, our cybersecurity may not be sufficient to adequately safeguard PII, and a data breach could result in significant damage.

Our products may not meet market acceptance

Healthcare practitioners play a significant role in determining the course of a patient's treatment and, ultimately, the type of products, if any, that will be used to treat the patient. As a result, our commercial success is dependent on our ability to educate practitioners on the use of our products. Acceptance and adoption of our products in our markets depends on educating healthcare practitioners as to the distinctive characteristics, benefits, safety, clinical efficacy and cost-effectiveness of our products, including potential comparisons to our competitors' products, and on training healthcare practitioners in the proper application of our products. If we are not successful in convincing healthcare practitioners of the merits and advantages of our products compared to our competitors' products, they may not use our products, and we will be unable to increase our sales and sustain growth or profitability.

Availability and price of raw materials may affect our operations

The prices of raw materials needed to test and manufacture our products may fluctuate based on a number of factors beyond our control, including changes in supply and demand, general economic conditions, labor costs, fuel related delivery costs, competition, import duties, excises and other indirect taxes, currency exchange rates, and government regulation. Furthermore, if there is a shortage of raw materials, we may not be able to test or manufacture our products, which could lead to significant delays in commercialization and may allow competitors to take hold of the market.

Biotech startups face high failure rates

Over 90% of biotech startups do not ultimately reach the market. Factors such as inability to obtain FDA approval, delays in regulatory approvals, failure to enter into commercially reasonable deals with manufacturing and distribution partners, inability to obtain full patent protection, competitors beating us to market or reimbursement challenges could affect outcomes. Further, we must raise more capital than our target offering to achieve our short-term goals. While we may close the Offering with only $25,000 of funding, we believe we will need to raise at least $1,500,000 to get to FDA approval. Failure to raise at least this much could lead to delays in obtaining regulatory approvals and may ultimately force us to cease operations.

Risks Related to the use of an SPV

You will not be investing directly into the Company, but into a special purpose vehicle.
Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in BioXgen 2026 Community Round SPV, LLC, becoming a member of the SPV, and that investment purchases our REG CF. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Certificate of Incorporation, as amended, regarding the REG CF. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

Investors will not have voting rights.
Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only the Units and are completely passive investors. Lastly, the Co-Issuer (and the Investors) will be subject to the provisions of any stockholders' agreements or similar agreements that may be in effect from time to time.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding the Company's beneficial owners holding 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	% of Voting Power Prior to Offering
David P. Skinner	30,000,000	Class B common stock, par value $0.0001 per share	91%

RECENT OFFERINGS OF SECURITIES

Recent Exempt Offerings of Securities

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The Company issued 60,000,000 shares of common stock to its founders in June 2025 and sold $350,000 of simple agreements for future equity (SAFEs) from August 2025 through January 2026, in each case in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act. All capital raised to date either has been used for testing and other matters in furtherance of the Company's applications for regulatory approval or is intended to be used for those purposes in the future.

The Co-Issuer has not issued any securities as of the date of this filing.

THE COMPANY'S SECURITIES

The Issuer's Securities and Description of the Units

As of the filing date, the Company had 101,000,000 authorized shares of stock, including 70,000,000 shares of class A common stock, par value $0.0001 per share, 30,000,000 of which are issued and outstanding, 30,000,000 shares of class B common stock, 30,000,000 of which are issued and outstanding, and 1,000,000 shares of class C common stock, none of which are issued and outstanding. The class A common stock, class B common stock and class C common stock are all identical except that the class A common stock has one (1) vote per share, the class B common stock has ten (10) votes per share and the class C common stock is nonvoting. As part of the Offering, the Company will be offering up to 3,378,264 shares of class C common stock. The Issuer also has $350,000 of outstanding SAFEs that will convert into preferred equity (unidentified at this time) at a discount at the closing of certain offerings.

As an Investor in this Offering, you will be purchasing Units of the Co-Issuer, which will be the entity holding the Shares and which will have the rights of a stockholder of the Company. The Co-Issuer is a newly formed limited liability company that will issue units of membership interest on a one-to-one basis with the class C common stock of the Company. The Co-Issuer has no business other than to acquire, hold, and dispose of the Shares and to engage in activities that are necessary or incidental thereto.

The Units do not have material rights that differ from the rights afforded to holders of the class C common stock, except that the Co-Issuer is a partnership for U.S. federal income tax purposes; accordingly, holders of Units will receive Schedule K-1 instead of a Form 1099. Further, members of the Co-Issuer are required to keep confidential all non-public and other confidential information regarding the Issuer, the Co-Issuer, and the members of the Co-Issuer, although it is not anticipated that members of the Co-Issuer will have access to such non-public information by reason of its ownership of Units. Each member of the Co-Issuer may direct the Co-Issuer to assert the rights under State and Federal law that the member would have if he, she or it had invested directly in the Shares.

The Issuer is the manager of the Co-Issuer and may not be removed as manager. The manager has no fiduciary duties to the members to the maximum extent permitted by applicable law, although the board of directors of the Issuer still have fiduciary duties and holders of the Units may exercise rights against the Issuer as if they held the Shares directly. Because the class C common stock is nonvoting, it is anticipated that holders of the Units will not vote; if, however, any vote, consent or approval of the Co-Issuer is sought in respect of the Shares, the Manager will seek the vote of the members in accordance with the Co-Issuer Amended and Restated Limited Liability Company Agreement. The Issuer is required to pay all expenses associated with the formation, operation or winding up of the Co-Issuer.

Transfer of the Units is restricted, and there are more restrictions on transfer of the Units than there are restrictions on transfer of the Shares. The Units may only be transferred:

- with the prior consent of the Manager, which may not be unreasonably withheld, conditioned, or delayed (it being acknowledged and agreed that any such Transfer may be restricted in order to comply with Rule 3a-9 or Rule 501 of Regulation CF, to avoid the Company becoming subject to adverse legal consequences (such as becoming subject to additional regulatory requirements or schemes), because such Transfer would have been prohibited under the Issuer Constituent Documents if the Member had directly held the Acquired Securities attributable to its Units, or otherwise to comply with applicable law);

- in compliance with Rule 501 of Regulation CF;

- upon the redemption of the Units by, or surrender of the Units to, the Issuer or the Co-Issuer as may be permitted or effected by the manager whether at the volition of the Co-Issuer or the member;

- to the extent transfer of the Shares is permitted by the governing documents of the Issuer, as if the Units were the Shares;

- to the extent such transfer would not require the Issuer or the Co-Issuer to register under the Securities Exchange Act of 1934 or the Investment Company Act of 1940; **and**

- such transfer would not cause or materially increase the risk that the Co-Issuer would be deemed to be a "publicly traded partnership" as such term is defined in Section 7704(b) of the Code.

Furthermore, for such transfer to be effective, the assignor Member (if living) must state that such assignor member intends for the transferee to be admitted as a substitute member of the Co-Issuer in the instrument of assignment and the transferee must execute and deliver to the Manager an instrument accepting and adopting the terms and provisions of the Co-Issuer Amended and Restated Limited Liability Company Agreement. Members may not resign as members of the Co-Issuer. The Units are not certificated and are recorded on book-entry only.

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto) and the Co-Issuer Amended and Restated Limited Liability Company Agreement attached as Exhibit E, in conjunction with the following summary information.

What it means to be a minority holder

As a minority holder of the Security, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Shares being held by the Co-Issuer). The rights of the Shares may be changed by an amendment to the Company's Bylaws or Certificate of Incorporation, as amended, and certain rights of the Units may be changed by an amendment to the Co-Issuer Amended and Restated Limited Liability Company Agreement (and the manager can unilaterally amend the Operating Agreement under certain circumstances). Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities of the Company are the Company's Certificate of Incorporation, as amended (the "**COI**") attached as Exhibit F, and the Company's Bylaws (the "**Bylaws**", together with the COI, the "**Company Governing Documents**") attached as Exhibit G.

All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Agreements. **As a condition of subscribing to this Offering, the Co-Issuer (and thus investors in this Offering) will become a party to any stockholders agreement or similar agreement between the Company and the Company's stockholders as may be entered into from time to time.**

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Units) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, SAFEs or warrants) into securities reflecting ownership shares that dilute the Co-Issuer and, accordingly, indirectly dilutes the holders of the Securities.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money. The Company does have outstanding Simple Agreements for Future Equity (or "SAFEs") that have the right to convert into preferred stock of the Company at a discount upon the occurrence of certain future financings.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

VALUATION

Post-Money Valuation: $100,000,000

Valuation Generally
As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Valuation of the Company
The Company established a post-money valuation of $100,000,000 for this Offering. The determination of this valuation was derived through a combination of established methodologies commonly used for early-stage biotech companies, including risk-adjusted net present value (rNPV) analysis, comparable company assessments, and the venture capital (VC) method. These approaches emphasize the value of our intellectual property (IP), the uniqueness of our technology, and the substantial market opportunity, balanced against the probabilities of success at each development stage. It also balances our status as a pre-revenue biotechnology startup with no operating history, while accounting for the significant risks inherent in the sector, such as regulatory hurdles, clinical trial uncertainties, and market adoption challenges.

As a pre-revenue company focused on cardiac devices, traditional earnings-based metrics like price-to-earnings ratios are not applicable. Instead, we employed forward-looking methods that are standard for biotech startups in the medical device space:

- **Risk-Adjusted Net Present Value (rNPV)**: This method projects future cash flows from commercialization, discounted to present value and adjusted for phase-specific success probabilities. For BioXgen, we modeled scenarios based on achieving FDA clearance by the end of 2026, initial clinical data generation, and eventual market penetration. Key inputs include estimated development costs (e.g., $10-20 million for trials and regulatory processes), a discount rate of 15-25% to account for biotech risks, and success rates drawn from industry benchmarks (e.g., 20-30% probability of advancing from preclinical to market approval for cardiac devices). The rNPV highlights both upside potential and early-stage risks, resulting in a baseline valuation aligned with our $100 million figure.
- **Comparable Company Analysis**: We benchmarked against similar early-stage cardiac device companies with provisional or early patents, such as those developing arrhythmia management or post-surgical recovery technologies. Recent transactions in the sector show pre-revenue valuations ranging from $50-200 million for companies with strong IP in high-need areas like atrial fibrillation prevention. For instance, startups in the cardiac ablation or implantable device space often secure valuations in this range during seed or pre-Series A rounds, particularly when backed by unique, patent-protected designs. Our valuation positions us at the lower end of this spectrum to reflect our nascent stage while acknowledging the provisional patent protection on our cardiac patch's composition, design, and methods of use.
- **Venture Capital Method**: This approach estimates a potential exit value (e.g., acquisition by a larger medtech firm or IPO) and works backward, applying an expected return multiple (typically 10-20x for high-risk biotech investments). Assuming a successful path to standard-of-care adoption, we project an exit valuation in the multibillion-dollar range within 5-7 years, based on market comparables. However, we applied a significant discount for execution risks.

These methodologies were informed by consultations with industry experts, including financial advisors specializing in biotech, and incorporate assumptions we believe to be conservative.

Key Factors with Respect to Valuation

The core driver of our valuation is the proprietary nature of our cardiac patch device, with provisional patents covering its innovative composition, design and methods of use specifically tailored for the cardiac surgery space. Unlike existing treatments for post-operative atrial fibrillation (POAF), which often rely on pharmaceuticals with variable efficacy and side effects, our device offers a targeted approach to reduce POAF incidence, minimize infarction size, expedite heart healing and improve overall cardiac structure. This uniqueness stems from years of research and development focused on addressing a critical unmet need: POAF affects 20-40% of patients following coronary artery bypass grafting (CABG) surgery, leading to prolonged hospital stays, increased complications and higher mortality risks. Our intellectual property allows us to pursue FDA clearance and clinical validation with a differentiated product. Patented innovations in cardiac devices have historically driven rapid value appreciation upon proof-of-concept data.

Market Opportunity

BioXgen's product has a significant addressable market, should it achieve standard of care status and widespread adoption in the U.S., although such adoption depends on successful regulatory clearance, positive clinical data and development of partnerships for distribution. Key market dynamics include:

- **Procedure Volume and Growth**: Approximately 400,000 CABG procedures are performed annually in the US, with projections indicating steady growth due to an aging population and rising cardiovascular disease prevalence. This volume represents a large, recurring market for preventive devices like ours, as POAF is a common complication in these surgeries.
- **Economic Impact of POAF**: Patients experiencing POAF incur additional hospital costs of $10,000-$20,000 per case, driven by extended lengths of stay (often 2-5 extra days), intensive care requirements, and readmission risks. With a 30% average incidence rate post-CABG, this translates to billions in annual healthcare expenditures nationwide. Our device aims to mitigate these costs by preventing POAF in the critical first four days post-surgery, potentially saving over $20,000 per affected patient through reduced complications and faster recovery. If adopted as standard of care, even partial market penetration could generate significant revenue while delivering substantial value to healthcare systems.
- **Total Addressable Market**: The broader atrial fibrillation (AF) devices market is projected to exceed $40 billion globally by 2034, with the U.S. accounting for a major share. Within this, the segment for POAF prevention in cardiac surgery, which we believe is currently underserved, represents a multibillion-dollar opportunity, assuming a device price of $2,000-$5,000, which would be competitive with similar currently available medtech products.

Related Party Transactions

There have been no transactions in the past year, and no transactions are proposed, to which the Company or the Co-Issuer was or is to be a party that exceeds 5% of the aggregate amount of capital raised or to be raised in this Offering in which any director, officer or 20% owner of the Company, or any promoter of the Company, or any family member of any of the foregoing, has a direct or indirect material interest.

Transferability of securities

Pursuant to Regulation CF, for a year, the securities can only be resold:

- In an IPO;
- To the Company;
- To an accredited investor; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Additional transfer restrictions are described in "The Company's Issuer's Securities and Description of the Units" above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto) and the Co-Issuer Amended and Restated Limited Liability Company Agreement attached as Exhibit E, in conjunction with the following summary information. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and the related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements for a number of reasons, including those set forth in "Risk Factors" above.

As an Investor in this Offering, you will be purchasing Units of the Co-Issuer, which will be the entity holding the Shares and which will have the rights of a stockholder of the Company. The Company is a Delaware corporation operating in the medical device space, with a primary focus on developing innovative solutions to address post-operative complications in cardiac surgery. The Co-Issuer is a newly-formed Delaware limited liability company that is being formed solely for the purpose of conducting this Offering and holding stock of the Company issued in connection with this Offering. The Company is newly-formed and has only had limited operations to date, and the Co-Issuer has no operations.

Discussion of the Company's Financial Condition

The Company is a pre-revenue biotechnology startup with no prior operating history. As such, our financial discussion focuses on anticipated financial milestones, operational challenges, liquidity considerations, and other hurdles we expect to encounter as we develop our innovative cardiac patch device aimed at reducing post-operative atrial fibrillation (POAF) and supporting heart recovery in cardiac surgery patients. This analysis takes into account the potential proceeds from this crowdfunding offering, as well as any other known or pending sources of capital. We emphasize that our projections are based on current plans and assumptions, which are subject to significant risks and uncertainties, including regulatory approvals, clinical trial outcomes, market adoption, and economic conditions. Actual results may differ materially from those described herein.

To date, the Company has not generated any revenues. It is not anticipated that the Company will generate any revenues until it product has received regulatory approval and is able to be manufactured and sold to health care providers. It is expected that this would be no sooner than October 2026 and could be as far away as the end of 2028. To date, the only source of cash flow to the Company was the sale of $350,000 of SAFEs from between August and December 2025 as well as $86,000 of commitments from the founders.

Financial Milestones

The Company's primary financial milestones are tied to the development and commercialization of our cardiac patch technology. Assuming we successfully raise at least $1,500,000 from this Offering, we anticipate allocating the proceeds as follows to achieve key objectives:

- **Regulatory Clearance and Clinical Advancement**: A significant portion of the funds will be directed toward obtaining FDA clearance, with the aim of clearance for patient use by the end of 2026. This includes funding for preclinical studies, regulatory submissions and initial clinical trials. Given the rapid onset of POAF—typically within the first four days post-cardiac surgery—the timeframe for evaluating our device's efficacy in this indication is relatively short, which has the potential to allow for quicker data generation compared to longer-term therapies.
- **Data Generation and Product Validation**: Funds will also support gathering clinical data on the patch's broader benefits, such as reducing infarction size, expediting cardiac healing and improving overall heart structure. These milestones are critical for building evidence to support our long-term goal of establishing the device as the standard of care for reducing POAF in all cardiac surgery patients across the United States.
- **Operational Scaling**: Remaining proceeds will cover general and administrative expenses, including hiring key personnel (e.g., regulatory experts and clinical trial coordinators), obtaining intellectual property protection (including filing our full patent application) and initial manufacturing setup. We anticipate reaching these milestones within 18-24 months post-funding, contingent on successful trial outcomes and regulatory timelines.

Without achieving aggregate capital raises of at least $1,500,000, these milestones may be delayed or scaled back, potentially extending our timeline for market entry beyond 2026.

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Operational, Liquidity and Other Challenges

As a company without operating history, we face substantial operational challenges inherent to the biotechnology sector. These include:

- **Regulatory and Clinical Risks**: Navigating FDA approvals requires significant expertise and resources. Delays in trials or unfavorable data could necessitate additional funding rounds, increasing operational complexity.
- **Market and Competitive Challenges**: The cardiac surgery device market is competitive, with established players and evolving technologies. Achieving adoption as a standard of care will require demonstrating superior efficacy and cost-effectiveness, which may involve partnerships with hospitals and key opinion leaders—efforts that could strain our limited resources.
- **Liquidity Challenges**: Currently, the Company has minimal cash reserves from founder contributions and early SAFE funding, sufficient only for basic operations through, mid-2026 without additional capital. Liquidity is a critical concern, as biotech development is capital-intensive with high burn rates due to regulatory costs, manufacturing tooling, and pre-clinical animal study costs. We anticipate a monthly burn rate of approximately $50,000 post-offering, driven by regulatory costs, external consultants and pre-clinical and inpatient trial-related expenses.

If we raise at least $1.5 million, the proceeds are expected to extend our liquidity runway to at least the end of 2027, providing a buffer to achieve regulatory clearance and initial data milestones. This infusion is essential to the viability of the business, as it will enable us to transition from concept to clinical validation without immediate dilution from alternative financing. However, should we raise only the minimum amount $25,000, our runway would not extend significantly beyond mid-2026, potentially requiring us to prioritize core regulatory activities over expanded data collection, which could limit our competitive positioning.

We anticipate using the available cash relatively quickly, with 60% to 70% (assuming a $1.5 million raise) allocated within the first 12 months post-offering to front-load regulatory and trial efforts, where early investment yields the highest impact. The remaining funds would support ongoing operations and data analysis through 2027.

Impact of Offering Proceeds and Other Sources of Capital

The proceeds from this Offering represent a pivotal source of capital for BioXgen. Receiving these funds is necessary to advance our technology toward commercialization and sustain operations through key milestones. Without them, or if less than $1.5 million is raised, we may need to seek alternative financing, which could delay progress or result in unfavorable terms.

In addition to this Offering, the Company has access to limited other sources of capital:

- **Founder and Shareholder Contributions**: Our founders have committed $86,000 in initial equity and may provide additional bridge funding if needed, though this is not guaranteed and subject to personal financial constraints.
- **Potential Grants and Non-Dilutive Funding**: We are pursuing government grants from the NIH and SBIR programs and partnerships with academic institutions for non-dilutive support, particularly for clinical research. While promising, these are competitive and uncertain, with no commitments secured to date.
- **Lines of Credit**: We do not currently have established lines of credit but plan to explore them post-offering, once we have stronger milestones to leverage. Any such credit would likely require personal guarantees from founders, adding risk.
- **Future Equity Rounds**: Post-clearance, we intend to pursue venture capital or Series A funding to scale manufacturing and commercialization. However, these are contingent on achieving the milestones funded by this Offering, and are likely to involve the issuance of classes of securities that are senior to the Shares. There may be further dilution due to the conversion of outstanding SAFEs.

Overall, the crowdfunding proceeds should materially improve our liquidity position, reducing reliance on these alternative sources and positioning the Company for long-term success. Investors should note that biotechnology ventures like ours carry high inherent risks, including the possibility of failure to achieve milestones, which could result in loss of investment.

107692782.11

USE OF PROCEEDS

The primary purpose of the Offering is for working capital so that the Company can obtain FDA clearance and, once obtained, perform further testing on our product. The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Offering Amount Raise	Percentage of Proceeds for a Target Offering Amount Raise	Allocation of Proceeds for a Maximum Offering Amount Raise	Percentage of Proceeds for a Maximum Offering Amount Raise
Total Proceeds	$25,000.00	100%	$4,999,999.63	100%
Intermediary Fees	$2,125.00	8.5%	$424,999.97	8.5%
Other Offering Expenses	-	0%	$30,000.00	<1%
Net Proceeds	$22,875.00	91.5%	$4,574,999.66	91%
Use of Net Proceeds:				
Clinical Trials and Regulatory	$20,000.00	87.4%	$3,842,999.72	84%
Product Development and Manufacturing	$2,875.00	12.6%	$274,499.98	6%
Operations and Team	$0	0%	$274,499.98	6%
Working Capital	$0	0%	$182,999.99	4%
Total	$25,000.00	100%	$4,999,999.63	100%

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification
Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

Holders of the Units will be partners in a partnership for US federal income tax purposes, unlike direct holders of the Shares who would be treated as shareholders of a corporation for US federal income tax purposes. Accordingly, holders of Units will receive Schedule K-1 instead of a Form 1099

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website www.BioXgen.life.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at DealMaker , including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Intermediary will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier, to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to a change in Target Offering Amount, change in security price or change in management of the Company. If the Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000 but they are not an accredited investor, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Updates regarding the Issuer's progress towards reaching the offering's target amount will be filed with the SEC on Form C-U.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

107692782.11

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ David P. Skinner
(Signature)

David P. Skinner
(Name)

President & CEO, Treasurer, Secretary and Director
(Title)

January 13, 2026
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ David P. Skinner
(Signature)

David P. Skinner
(Name)

Director
(Title)

January 13, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

107692782.11

EXHIBIT B

Issuer Financial Statements and SPV Financial Statements

BioXgen Holdings Inc,

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED JUNE 13, 2025 (INCEPTION)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
BioXgen Holdings, Inc.
Tucson, Arizona

Opinion

We have audited the financial statements of BioXgen Holdings, Inc. (hereinafter referred to as "the Company"), which comprises the balance sheet as of the Inception date (June 13, 2025), and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the one day then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of the Inception date (June 13, 2025), and the results of its operations and its cash flows for the one day then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

November 19, 2025
Los Angeles, California

BIOXGEN HOLDINGS, INC.
BALANCE SHEET

As of	Inception June 13, 2025
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash	$ -
Total current assets	**-**
Total assets	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)	
Total Liabilities	**-**
STOCKHOLDERS' EQUITY/(DEFICIT)	
Common Stock - Class A	-
Common Stock - Class B	-
Additional Paid in Capital	-
Accumulated Earnings /(Deficit)	-
Total Stockholders' Equity/(Deficit)	**-**
Total Liabilities and Stockholders' Equity	$ -

See accompanying notes to financial statements.

BIOXGEN HOLDINGS, INC.
STATEMENT OF OPERATIONS

(USD $ in Dollars)	For the one day ended June 13, 2025
Revenue	$ -
Cost of Revenue	-
Gross Profit/ (Loss)	-
General and Administrative	-
Total Operating Expenses	-
Operating Income/(Loss)	-
Income/(Loss) Before Provision for Income Taxes	-
Provision/(Benefit) for Income Taxes	-
Net Income/(Loss)	$ -

See accompanying notes to financial statements.

BioXgen Holdings, Inc.
Statement of Changes in Stockholders' Equity

(USD $ in Dollars)	Common Stock		Additional Paid In Capital	Retained Earnings / (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount			
Inception date June 13, 2025	-	$ -	$ -	$ -	$ -
Common Stock - Class A	-	-	-	-	-
Common Stock - Class B	-	-	-	-	-
Net Earnings/(Loss)	-	-	-	-	-
Balance— June 13, 2025	-	$ -	$ -	$ -	$ -

See accompanying notes to financial statements.

BioXgen Holdings, Inc.
Statement of Cash Flows

	For the one day ended June 13, 2025
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/Loss)	$ -
Net Cash Provided/Used in Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided/Used in Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided/Used in Financing Activities	-
Change In Cash	-
Cash—Beginning of Day	-
Cash—End of Day	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid For Interest	$ -
Cash Paid For Taxes	$ -

See accompanying notes to financial statements.

BIOXGEN HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE ONE DAY ENDED JUNE 13, 2025 (INCEPTION DATE)

1.   NATURE OF OPERATIONS

BioXgen Holdings, Inc. was formed on June 13, 2025, in the state of Delaware. The financial statements of BioXgen Holdings, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tucson, Arizona.

BioXgen, Inc. (the "Company") is a development-stage medical device company focused on cardiac surgical applications. The Company is developing a patent-pending medical device utilizing extracellular matrix (ECM) bioscaffolds and matrix-bound nanovesicles (MBVs) designed to prevent or reduce cardiac surgical complications and improve patient recovery outcomes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of June 13, 2025, the Company's cash did not exceed FDIC-insured limits.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 19, 2025, which is the date the financial statements were issued.

3.   EQUITY

Common Stock
The Company is authorized to issue 70,000,000 shares of Class A Common Stock, par value $0.0001 per share, and 30,000,000 shares of Class B Common Stock, par value $0.0001 per share. No shares have been issued and were outstanding as of June 13, 2025.

Voting Rights

The holders of the Class A Common Stock are entitled to one (1) vote for each share of Common Stock held as of the record date for each meeting of stockholders (and written actions in lieu of meetings).

The holders of the Class B Common Stock are entitled to ten (10) votes for each share of Common Stock held as of the record date for each meeting of stockholders (and written actions in lieu of meetings).

4.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of June 13, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5.   RELATED PARTY TRANSACTIONS

There are no related party transactions as of June 13, 2025.

6.   SUBSEQUENT EVENTS

There were no other events that required an adjustment or disclosure to these financial statements.

7.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

BIOXGEN 2026 COMMUNITY ROUND SPV, LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED DECEMBER 2, 2025 (INCEPTION)

INDEX TO FINANCIAL STATEMENTS

Page



INDEPENDENT AUDITOR'S REPORT

To the Board of Members of
BIOXGEN 2026 COMMUNITY ROUND SPV, LLC
Tucson, Arizona

Opinion

We have audited the financial statements of BIOXGEN 2026 COMMUNITY ROUND SPV, LLC. (hereinafter referred to as "the Company"), which comprises the balance sheet as of the Inception date (December 2, 2025), and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the one day then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of the Inception date (December 2, 2025), and the results of its operations and its cash flows for the one day then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

December 16, 2025
Calabasas, California

BIOXGEN 2026 COMMUNITY ROUND SPV, LLC
BALANCE SHEET

As of	Inception December 2, 2025
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	
Total Liabilities	-
MEMBERS' EQUITY/(DEFICIT)	
Members' Equity/(Deficit)	-
Total Members' Equity/(Deficit)	-
Total Liabilities and Members' Equity/(Deficit)	$ -

See accompanying notes to financial statements.

BIOXGEN 2026 COMMUNITY ROUND SPV, LLC
STATEMENT OF OPERATIONS

(USD $ in Dollars)	For the one day ended December 2, 2025
Revenue	$ -
Cost of Revenue	-
Gross Profit/ (Loss)	-
General and Administrative	-
Total Operating Expenses	-
Operating Income/(Loss)	-
Income/(Loss) Before Provision for Income Taxes	-
Provision/(Benefit) for Income Taxes	-
Net Income/(Loss)	$ -

See accompanying notes to financial statements.

BIOXGEN 2026 COMMUNITY ROUND SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)

(in , $US)	Members' Equity / (Deficit)
Inception Date- December 2, 2025	$ -
Net Income/(Loss)	-
Balance— December 2, 2025	$ -

See accompanying notes to financial statements.

BIOXGEN 2026 COMMUNITY ROUND SPV, LLC
STATEMENT OF CASH FLOWS

	For the one day ended December 2, 2025
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/Loss)	$ -
Net Cash Provided/Used in Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided/Used in Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided/Used in Financing Activities	**-**
Change In Cash	-
Cash—Beginning of Day	-
Cash—End of Day	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid For Interest	$ -
Cash Paid For Taxes	$ -

See accompanying notes to financial statements.

BIOXGEN 2026 COMMUNITY ROUND SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE ONE DAY ENDED DECEMBER 2, 2025 (INCEPTION DATE)

1. NATURE OF OPERATIONS

BIOXGEN 2026 COMMUNITY ROUND SPV, LLC was formed on December 2, 2025, in the state of Delaware. The financial statements of BIOXGEN 2026 COMMUNITY ROUND SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tucson, Arizona.

BIOXGEN 2026 COMMUNITY ROUND SPV, LLC is a Delaware-based special purpose vehicle (SPV) formed to serve as a crowdfunding investment entity under Regulation Crowdfunding. The company's sole purpose is to acquire, hold, and dispose of securities issued by BioXGen Holdings, Inc., with a one-to-one relationship between the securities it holds and the membership interests issued to investors. The SPV is managed by BioXGen Holdings, Inc. and operates as a pass-through entity, distributing any proceeds, dividends, or liquidation events directly to its members

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 2, 2025, the Company's cash did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 16, 2025, which is the date the financial statements were issued.

3. EQUITY

No membership units have been issued and were outstanding as of December 2, 2025.

Voting Rights
Members do not have direct control over the operations of the SPV. The SPV is managed by BioXGen Holdings, Inc., which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the SPV, require the approval of members holding a specified majority interest.

Distribution Rights

The SPV is structured as a pass-through entity. It does not generate independent revenues but receives distributions from BioXGen Holdings, Inc. and allocates such proceeds to members on a pro-rata basis in accordance with their ownership interests. Distributions are made when declared by BioXGen Holdings, Inc. and may include dividends, profits, or liquidation proceeds.

Liquidity Rights (Transfer & Exit Restrictions)

Membership interests are subject to transfer restrictions. Transfers are generally prohibited during the initial one-year holding period, except in limited cases such as transfers to BioXGen Holdings, Inc., accredited investors as defined under SEC Rule 501, transfers to family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to manager approval and applicable securities law requirements. Upon dissolution of the SPV, members will be entitled to receive a direct transfer of securities or liquidation proceeds, as applicable.

4.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 2, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5.   RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 2, 2025.

6.   SUBSEQUENT EVENTS

There were no other events that required an adjustment or disclosure to these financial statements.

7.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C

PDF of Campaign Landing Page







Get a piece of BioXgen

Supporting Cardiac Recovery Starts Here

BioXgen's patent-pending ExtraCellular Matrix (ECM)-based cardiac patch supports patients' recovery after open-heart surgery. Post-surgery complications such as post-operative atrial fibrillation (POAF) can affect over 50% of cardiac surgery patients within 3-4 days after surgery. We are on an accelerated track for FDA use clearance in 2026. This raise expedites the path from clinical trials to market entry, positioning us to address post-operative surgery complications, improve patient outcomes while saving hospitals and healthcare payers billions each year.

BioXgen

Invest In Bioxgen

$1.43 Share Price

$500 Min. Investment

3.5% Investor Processing Fee

SEC Filings Offering Circular Investor Education

Reasons to Invest

Proven Entrepreneur Success
The founders have an established history of success from start-ups to acquisition valued in total at ~$65M.

Unmet need
Up to 50% of cardiac surgery patients develop POAF, the #1 postoperative complication in this patient population.

Market opportunity
500,000 open-heart surgeries performed annually in the U.S., representing approximately $9 billion in POAF-related costs.

FDA pathway identified
510(k) predicate device confirmed, providing a clear regulatory route to market that typically takes less time than de novo approval.

Hospital cost savings
POAF can cost hospitals $10,000 to $20,000 per patient through extended ICU stays and readmissions.

Patent-pending technology
ECM-based cardiac patch with intellectual property protection covering material composition and application method.

Clinical validation stage
Preclinical results completed, with partnerships in place at leading U.S. cardiac surgery centers for first-in-human trials.

Experienced team
Founded by an MD/PhD CEO with a background in medical pharmacology / new drug discovery and prior company-building experience, alongside a PhD Chief Science Officer- a Professor of Physiology with 30+ years in cardiac physiology, biomedical engineering, and translational research.

Market alignment
Post-operative complication management has become prioritized. Modern Healthcare systems use value-based medical models that incentivize risk mitigation and reward improved patient outcomes.

Early Entry Into a Historically High-Value Medtech Segment
BioXgen operates in cardiovascular medtech, a sector where successful products have historically led to major strategic acquisitions following regulatory clearance.

Experienced team
Founded by an MD/PhD CEO with a background in medical pharmacology / new drug discovery and prior company-building experience, alongside a PhD Chief Science Officer- a Professor of Physiology with 30+ years in cardiac physiology, biomedical engineering, and translational research.

Sources:

1. Helgadottir S, Sigurdsson MI, Ingvarsdottir IL, Arnar DO, Gudbjartsson T. Atrial fibrillation following cardiac surgery: risk analysis and long-term survival. J Cardiothorac Surg 2012;7:87. DOI: 10.1186/1749-8090-7-87.
2. Dobrev D, Aguilar M, Heijman J, Guichard JB, Nattel S. Postoperative atrial fibrillation: mechanisms, manifestations and management. Nat Rev Cardiol 2019;16(7):417-436. DOI: 10.1038/s41569-019-0166-5.
3. Woldendorp K, Farag J, Khadra S, Black D, Robinson B, Bannon P. Postoperative Atrial Fibrillation After Cardiac Surgery: A Meta-Analysis. Ann Thorac Surg. 2021 Dec;112(6):2084-2093. doi: 10.1016/j.athoracsur.2020.10.055. Epub 2020 Dec 16. PMID: 33340521.
4. Taha A, Nielsen SJ, Bergfeldt L, Ahlsson A, Friberg L, Björck S, Franzén S, Jeppsson A. New-Onset Atrial Fibrillation After Coronary Artery Bypass Grafting and Long-Term Outcome: A Population-Based Nationwide Study From the SWEDEHEART Registry. J Am Heart Assoc. 2021 Jan 5;10(1):e017966. doi: 10.1161/JAHA.120.017966. Epub 2020 Nov 30. PMID: 33251914; PMCID: PMC7955471.

Product / Company Pitch

Addressing Cardiac Surgery's Most Common Complication

Every day, cardiac surgery teams face a predictable problem. Despite advances in surgical technique, up to half of their open-heart patients develop POAF. For hospitals operating under fixed reimbursement models, each case represents thousands in uncompensated costs. This cost extends to healthcare payers after hospitalization.

BioXgen developed an ECM-based cardiac patch to address this.

BioXgen

- Derived from porcine tissue applied directly to the heart's surface during surgery
- Uses porcine ECM material with **100+ years of proven safety** in human use
- Designed specifically for cardiac applications
- Seamlessly integrates into existing surgical workflows, requiring no new equipment or additional training

> Our ECM-based device is designed to provide structural support for the heart during the critical postoperative recovery period.

Our product sits at the intersection of cardiovascular devices and regenerative biomaterials. We designed it for everyday cardiac teams, not research labs. With our regulatory pathway confirmed and clinical partnerships established, we're positioned to bring this technology through validation and into operating rooms where it can make a difference.

Invest In Bioxgen >

The Problem

Cardiac Surgery's Billion-Dollar Complication

Postoperative atrial fibrillation remains the most common complication following cardiac surgery. The clinical consequences are severe:

- **Mortality** 2x higher death rate compared to patients without POAF
- **Stroke risk** 4x increase in stroke incidence
- **Kidney injury** 7x higher rate of acute kidney injury
- **Hospital stay** 3 to 7 additional days in the ICU
- **Long-term complications** ~45% develop recurrent Afib

Current interventions remain limited and inconsistent, leaving surgical teams without reliable tools to support their patients during recovery.

Sources:

1. Helgadottir S, Sigurdsson MI, Ingvarsdottir IL, Arnar DO, Gudbjartsson T. Atrial fibrillation following cardiac surgery: risk analysis and long-term survival. J Cardiothorac Surg 2012;7:87. DOI: 10.1186/1749-8090-7-87.
2. Dobrev D, Aguilar M, Heijman J, Guichard JB, Nattel S. Postoperative atrial fibrillation: mechanisms, manifestations and management. Nat Rev Cardiol 2019;16(7):417-436. DOI: 10.1038/s41569-019-0166-5.
3. Woldendorp K, Farag J, Khadra S, Black D, Robinson B, Bannon P. Postoperative Atrial Fibrillation After Cardiac Surgery: A Meta-Analysis. Ann Thorac Surg. 2021 Dec;112(6):2084-2093. doi: 10.1016/j.athoracsur.2020.10.055. Epub 2020 Dec 16. PMID: 33340521.
4. Guenancia C, Pujos C, Debomy F, Malapert G, Laurent G, Bouchot O. Incidence and Predictors of New-Onset Silent Atrial Fibrillation after Coronary Artery Bypass Graft Surgery. Biomed Res Int 2015;2015:703685. DOI: 10.1155/2015/703685.
5. Swinn T, Pezard-Snell M, Brain L, Dimitropoulos G, Dastidar A, Sammut E, Barman P. Recurrence of atrial fibrillation after cardiac surgery: long-term evidence from cardiac devices. Front Cardiovasc Med. 2025 Oct 3;12:1669461. doi: 10.3389/fcvm.2025.1669461. PMID: 41112224; PMCID: PMC12531181.
6. Taha A, Nielsen SJ, Bergfeldt L, Ahlsson A, Friberg L, Björck S, Franzén S, Jeppsson A. New-Onset Atrial Fibrillation After Coronary Artery Bypass Grafting and Long-Term Outcome: A Population-Based Nationwide Study From the SWEDEHEART Registry. J Am Heart Assoc. 2021 Jan 5;10(1):e017966. doi: 10.1161/JAHA.120.017966. Epub 2020 Nov 30. PMID: 33251914; PMCID: PMC7955471.
7. Melduni RM, Schaff HV, Bailey KR, Cha SS, Ammash NM, Seward JB, Gersh BJ. Implications of new-onset atrial fibrillation after cardiac surgery on long-term prognosis: a community-based study. Am Heart J. 2015 Oct;170(4):659-68. doi: 10.1016/j.ahj.2015.06.015. Epub 2015 Jun 28. PMID: 26386789.
8. Ahlsson A, Bodin L, Fengsrud E: Patients with postoperative atrial fibrillation have a doubled cardiovascular mortality. Scand Cardiovasc J. 2009, 43 (5): 330-336. 10.1080/14017430802702291.
9. Ahlsson, A., Fengsrud, E., Bodin, L. & Englund, A. Postoperative atrial fibrillation in patients undergoing aortocoronary bypass surgery carries an eightfold risk of future atrial fibrillation and a doubled cardiovascular mortality. Eur. J. Cardiothorac. Surg. 37, 1353–1359 (2010).

BioXgen

Our Solution

BioXgen's patent-pending ECM-based patch is designed to support cardiac surgery recovery. The device features:

- **Porcine tissue-derived ECM**
- **Epicardial application**
- **Surgical workflow integration**
- **Natural material**



Natural material

Sustainability

Scalability

The material is designed to be absorbed as the tissue heals, leaving no permanent foreign material.

Invest In Bioxgen >

The Economics of Cardiac Surgery

Market

The market for POAF management aligns with fundamental healthcare economics. Cardiac surgery represents one of the most common and expensive procedures in modern medicine.

$9 billion
Annual U.S. hospital costs attributable to POAF complications
30–50%
POAF
500,000
Open-heart surgeries (Annually, US)
Growing surgical volume
Aging population driving increased cardiac procedure rates

Sources:

Vervoort D, Lee G, Ghandour H, Guetter CR, Adreak N, Till BM, Lin Y. Global Cardiac Surgical Volume and Gaps: Trends, Targets, and Way Forward. Ann Thorac Surg Short Rep. 2023 Dec 9;2(2):320-324. doi: 10.1016/j.atssr.2023.11.019. PMID: 39790140; PMCID: PMC11708342.

Building Toward Clinical Validation

Traction

BioXgen has laid the foundation for advancing from preclinical development to clinical trials.

Regulatory progress

FDA 510(k) predicate pathway identified
We've confirmed the regulatory route for clearance, providing clarity on requirements and timeline

FDA 510(k) predicate pathway identified
We've confirmed the regulatory route for clearance, providing clarity on requirements and timeline

Clinical POC validation completed
Over 200 patients undergoing cardiac surgery received a similar treatment with a human-derived placental (amnion) ECM patch

Clinical partnerships

U.S. cardiac surgery center partnerships
Agreements in place with leading cardiac surgery centers for first-in-human trials

Surgeon engagement
Early discussions with cardiac surgeons confirm adoption readiness and workflow compatibility

Team and infrastructure

Experienced founder-led team
Founded by an MD/PhD CEO with a background in medical pharmacology / new drug discovery and prior company-building experience, alongside a PhD Chief Science Officer who is a Professor of Physiology with 30+ years in cardiac physiology, biomedical engineering, and translational research.

IP protection
Patent-pending intellectual property covering both the patch material composition and application methodology

Current stage

We're preparing for first-in-human studies, the critical step that will generate the clinical data needed for FDA submission. Our partnerships with cardiac surgery centers provide access to patient populations and the surgical expertise required for successful trials.

Invest In Bioxgen >

Medical Device Sales Model

How We Make Money

BioXgen will generate revenue through direct sales to hospitals and cardiac surgery centers using a standard medical device business model.

Medical Device Sales Model

BioXgen

Hospitals purchase the cardiac patch as a surgical supply item for cardiac procedures

Pricing designed to deliver clear ROI through complication management and associated cost savings

Per-procedure pricing model aligns with existing hospital purchasing and inventory systems

Go-to-market approach

Once we receive FDA clearance, we'll target cardiac surgery centers through a combination of direct sales and established medical device distribution channels. The value proposition centers on demonstrated cost savings, making the economic case straightforward for hospital decision-makers.

Hospital purchasing committees evaluate devices based on clinical evidence, cost-effectiveness, and ease of implementation. Our design specifically addresses these criteria by integrating into existing workflows, requiring minimal training, and targeting a complication with clear cost implications.

Invest In Bioxgen >

Capital Allocation for Clinical Development

Use of Funds

This raise supports the critical path to FDA clearance and market entry.

12.6%
87.4%

87.4%

Clinical trials and regulatory

First-in-human studies, data collection, FDA submission preparation, and regulatory consulting

12.6%

Product development and manufacturing

Refining manufacturing processes, scaling production capabilities, and quality systems implementation

Clinical trials are our primary capital deployment. The first-in-human studies will generate the safety and efficacy data required for an FDA 510(k) submission. This includes patient enrollment, surgical procedure costs, follow-up monitoring, and data analysis.

Manufacturing scale-up ensures we can produce the cardiac patch at volumes needed for clinical trials while establishing the quality systems and documentation the FDA requires for commercial production.

Capital Allocation for Clinical Development

Supporting Cardiac Recovery Starts Here

Postoperative atrial fibrillation has been accepted as an inevitable complication of cardiac surgery for too long. Thousands of patients each year face doubled mortality risk, extended ICU stays, and increased stroke danger because of POAF.

BioXgen's ECM-based cardiac patch is designed to support the recovery process. By providing structural support during the critical postoperative period, we aim to help cardiac surgery teams support better patient outcomes.
The next phase requires clinical trials to evaluate this approach in real cardiac surgery patients.



BioXgen
Invest in BioXgen
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Investor Perks

Amount-Based Perks

- **$500** — Bonus Shares: 1%
- **$1,000** — Bonus Shares: 3%
- **$5,000** — Bonus Shares: 5%
- **$10,000** — Bonus Shares: 7%
- **$25,000** — Bonus Shares: 10%
- **$50,000** — Bonus Shares: 15%
- **$100,000** — Bonus Shares: 20%

Amount-Based Perks

- **$500** — Bonus Shares: 3%
- **$1,000** — Bonus Shares: 5%
- **$5,000** — Bonus Shares: 7%
- **$10,000** — Bonus Shares: 10%
- **$25,000** — Bonus Shares: 15%
- **$50,000** — Bonus Shares: 20%
- **$100,000** — Bonus Shares: 25%

FAQ

Why Invest In Startups?

How Much Can I Invest?

How Do I Calculate My Net Worth?

What Are The Tax Implications Of An Equity Crowdfunding Investment?

Who Can Invest In A Regulation CF Offering?

What Do I Need To Know About Early-Stage Investing? Are These Investments Risky?

When Will I Get My Investment Back?

Can I Sell My Shares?

Exceptions To Limitations On Selling Shares During The One-Year Lockup Period:

What Happens If A Company Does Not Reach Their Funding Target?

How Can I Learn More About A Company's Offering?

What If I Change My Mind About Investing?

How Do I Keep Up With How The Company Is Doing?

What Relationship Does The Company Have With DealMaker Securities?

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations.
Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.
Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which
if changed may affect the outcome(s).
DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.
DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.
Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer-related matters.
Forward looking statements were included here that the Company believesto be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s).
Past performance is not indicative of future results.

EXHIBIT D

Subscription Agreement with Co-Issuer and Investor

BioXgen Holdings, Inc. – "Crowdfunding Issuer"

BioXgen 2026 Community Round SPV, LLC - "The Company"

REGULATION CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "**SEC**"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING, INCLUDING ANY MATERIALS OR INFORMATION PROVIDED OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "**INTERMEDIARY**"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY AND THE CROWDFUNDING ISSUER (TOGETHER, THE "**OFFERING PARTIES**") ARE RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS REGARDING THE OFFERING THAT ARE AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM EITHER OF THE OFFERING PARTIES OR ANY OF THEIR RESPECTIVE MANAGERS, OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN

EXAMINATION OF THE OFFERING PARTIES AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE OFFERING PARTIES, THEIR BUSINESS PLAN AND STRATEGY, AND THEIR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE CROWDFUNDING ISSUER'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "WILL," "MIGHT," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH ARE SPECULATIVE AND SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. NEITHER CROWDFUNDING ISSUER UNDERTAKES ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE CROWDFUNDING ISSUER SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO FUTURE PERFORMANCE.

THE CROWDFUNDING ISSUER RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CROWDFUNDING ISSUER OR THE COMPANY SINCE THAT DATE.

TO: BioXgen 2026 Community Round SPV, LLC
        c/o BioXgen Holdings, Inc.
        5590 E River Rd , Tucson, AZ, 85750

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Units (the "**Securities**") of BioXgen 2026 Community Round SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is intended to serve as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for shares of Class C Common Stock, par value $0.0001 per share ("the "**Shares**") to be acquired from BioXgen Holdings, Inc., a Delaware Corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement correspond on a one-to-one basis with Shares of the Crowdfunding Issuer that will be issued to the Company in connection with this crowdfunding offering. The rights of the Securities are as set forth in the Amended and Restated Limited Liability Company Agreement of the Company (the "**Operating Agreement**") and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's and the Crowdfunding Issuer's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page of the Intermediary's website, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer, there is no cancellation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, who are or may in the future be compensated for engaging in promotional activity on behalf of the Company and the Crowdfunding Issuer and that any such promoter that has disclosed that it is a promoter has disclosed the receipt of past or prospective compensation in connection with any communications by such promoter; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $4,999,999.63 (including Investor Transaction Fees) (the "**Oversubscription Offering**"). The Company may accept subscriptions until May 15, 2026 (the "**Termination Date**"). Providing that subscriptions for $25,000 worth of Securities are received, which also includes a 3.5% Investor Processing Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect and the Intermediary will direct the Escrow Agent (as defined below) to return the purchase price to the undersigned.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement upon the acceptance of and countersignature to this Subscription Agreement by each of the Offering Parties and the transmission of the purchase price (net of fees and expenses) to the Crowdfunding Issuer, Subscriber will automatically become party to the Operating Agreement of the Company (including the powers of attorney set forth therein) as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Until the applicable Closing Date (which initial Closing Date shall not occur until Minimum Offering has been reached), payment for the Securities shall be received and held by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Crowdfunding Issuer prior to the applicable Closing Date, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions, for the benefit of the Crowdfunding Issuer. The undersigned authorizes the Escrow Agent to request the purchase price from the undersigned's bank, the details of which have been entered into the Intermediary's platform. Upon such Closing Date, the Escrow Agent shall release such funds to the Crowdfunding Issuer. If there is no Closing Date on or before the Termination Date, the Intermediary will cause the Escrow Agent to return such amounts to the undersigned. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated or as otherwise expressly disclosed in the Offering Materials. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter, without investigation.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, and to execute and deliver this Subscription Agreement and any other agreements or instruments required to be executed by either of them hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Crowdfunding Issuer or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the Shares to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company and all necessary limited liability company action by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding, and ownership of the Securities will not create any obligation for the holder thereof to make payments to the Company or its creditors (other than the purchase price for the Securities). Further, the Shares to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and, when consideration is duly received therefor, will be fully paid and nonassessable.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against each of the Company and the Crowdfunding Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g)   Litigation. Except as set forth in the Offering Materials, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber (if an individual) has legal capacity and is over the age of 21 or (if an entity) has all necessary power and authority under all applicable provisions of law, in each case to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies. No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the undersigned is required for the execution of this Subscription Agreement or the performance of the undersigned's obligations hereunder.

(b)   Investment Representations. Subscriber understands that an investment in the Securities involves a significant degree of risk. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer and Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer (and accordingly the Company) is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page and made its investment decision at such address and intends that the laws of the state or country of that address will control the securities law treatment of the transactions under this Subscription Agreement.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(l) Except as previously disclosed in writing to the Company, the undersigned has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and the Purchaser shall be solely liable for any such fees.

(m) The undersigned, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the Offering Statement to evaluate the merits and risks of an investment in the Securities and to make an informed investment decision with respect thereto.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. To the maximum extent permitted by applicable law, the Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective managers, shareholders, members, officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer (or any successor thereto) of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO")) or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer merges or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF BIOXGEN HOLDINGS, INC. ("BIOXGEN"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN BIOXGEN AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT BIOXGEN'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class B Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware without regard to principles of conflicts of laws.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, IF SUCH COURT LACKS SUBJECT MATTER JURISDICTION, IN THE SUPERIOR COURT OF THE STATE OF DELAWARE), SO LONG AS ONE OF SUCH COURTS WILL HAVE SUBJECT-MATTER JURISDICTION OVER SUCH ACTION OR PROCEEDING, AND THAT ANY CASE OF ACTION ARISING OUT OF THIS SUBSCRIPTION AGREEMENT WILL BE DEEMED TO HAVE ARISEN FROM A TRANSACTION OF BUSINESS IN THE STATE OF DELAWARE. EACH SUBSCRIBER AND THE COMPANY IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

        If to the Company, to:

BioXgen 2026 Community Round SPV, LLC
c/o BioxXGen Holdings, Inc.
5590 E River Rd , Tucson, AZ, 85750

If to the Crowdfunding Issuer, to:

BioXgen Holdings, Inc.
5590 E River Rd , Tucson, AZ, 85750

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement and the other agreements and documents referenced herein supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(m) No consideration may be given to the fact or presumption that one party had a greater or lesser role in drafting this Subscription Agreement.

[SIGNATURE PAGE FOLLOWS]

BioXgen Holdings

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class C Common Stock of BioXgen Holdings by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Class C Common Stock** Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

BioXgen Holdings

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                                 (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

    (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>**Self-Certification of Trustee**</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in BioXgen Holdings's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in BioXgen Holdings's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT E

Co-Issuer Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT
OF
BIOXGEN 2026 COMMUNITY ROUND SPV, LLC

This **LIMITED LIABILITY COMPANY AGREEMENT** (this "**Agreement**") of **BIOXGEN 2026 COMMUNITY ROUND SPV, LLC**, a Delaware limited liability company (the "**Company**"), is made and entered into as of this 2nd day of December, 2025, by and between Skinner Capital Investments, LLC, an Arizona limited liability company, as the sole member of the Company (the "**Member**") and BioXgen Holdings, Inc., a Delaware corporation, as the manager of the Company (the "**Manager**").

RECITALS

WHEREAS, the Company was formed pursuant to the Delaware Limited Liability Company Act, as amended from time to time (the "**Act**"), and there has been filed a Certificate of Formation of the Company (the "**Certificate of Formation**") with the office of the Secretary of State of the State of Delaware.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Member and Manager hereby agree as follows:

AGREEMENTS

1.   <u>Formation</u>. The formation of the Company pursuant to the Certificate of Formation as a limited liability company under the Act, and all actions taken by any other person who executed and filed the Certificate of Formation are hereby adopted and ratified. The affairs of the Company and the conduct of its business shall be governed by the terms and subject to the conditions set forth in this Agreement, as amended from time to time. The Manager is hereby authorized and directed to file any necessary amendments to the Certificate of Formation of the Company in the office of the Secretary of State of the State of Delaware and such other documents as may be required or appropriate under the Act or the laws of any other jurisdiction in which the Company may conduct business or own property.

2.   <u>Name</u>. The name of the limited liability company formed hereby is BioXgen 2026 Community Round SPV, LLC.

3.   <u>Purpose</u>. The purpose to be conducted and promoted by the Company is to engage in any and all lawful business permitted under the Act. The Company shall possess and may exercise all of the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

4.   <u>Place of Business</u>. The Company shall have its principal place of business at 5590 E. River Road, Suite 150, Tucson, Arizona 85750, or at such other place or places as the Manager may, from time to time, determine.

5.   <u>Registered Office and Agency</u>. The name and address of the registered agent of the Company in the State of Delaware shall initially be National Registered Agents, Inc. with an address of 1209 Orange Street, Wilmington, Delaware 19801, or such other person as the Manager may designate from time to time in accordance with the Act.

107484264.2

6.   Membership Interests. The Company shall be authorized to issue "limited liability company interests" (as defined in the Act) (the "**Interest**") including any and all benefits to which the holder of such Interest may be entitled in this Agreement, together with all obligations of such person or entity to comply with the terms and provisions of this Agreement.

7.   Capital. The Member may contribute cash, other assets or property to the Company with respect to its Interests as it shall decide, from time to time.

8.   Distributions. Promptly following the receipt of any cash receipts, the Manager shall cause the Company to distribute any cash held by it which is neither reasonably necessary for the operation of the Company nor in violation of the Act.

9.   Management. The business and affairs of the Company shall be conducted solely and exclusively by the Manager, as provided herein. BioXgen Holdings, Inc. is hereby appointed as the Manager. The Manager shall have all rights and powers on behalf and in the name of the Company to perform all acts necessary and desirable to the objects and purposes of the Company. All determinations, decisions and actions made or taken by the Manager (or its designee(s)) shall be conclusive and binding upon the Company. The Manager may execute and deliver contracts and agreements on behalf of the Company in furtherance of the foregoing. Third parties may conclusively rely upon the act of the Manager as evidence of the authority of the Manager for all purposes in respect of their dealings with the Company.

10.   Term. The Company shall dissolve, and its affairs shall be wound up, upon the earliest to occur of (a) the decision of the Member, (b) the sale by the Company of all or substantially all of its property or (c) an event of dissolution of the Company under the Act.

11.   Assignments. The Member may at any time directly or indirectly sell, transfer, assign, hypothecate, pledge or otherwise dispose of or encumber all or any part of its Interest in the Company (including, without limitation, any right to receive distributions or allocations in respect of such Interest and whether voluntarily, involuntarily or by operation of law).

12.   Additional Members. Additional members can only be admitted to the Company upon the consent of the Member, which consent may be evidenced by, among other things, the execution of an amendment to or restatement of this Agreement.

13.   Limited Liability. The Member shall have no liability for the obligations of the Company except to the extent provided in the Act.

14.   Amendments. This Agreement may be amended only in a writing signed by the Member.

15.   Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware.

16.   Severability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

[signature page follows]

107484264.2

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date and year first set forth above

<u>MEMBER</u>:

SKINNER CAPITAL INVESTMENTS, LLC,
an Arizona limited liability company

By: _____
Name: Dr. David P. Skinner
Title: Manager

<u>CONSENT OF MANAGER</u>

BioXgen Holdings, Inc. hereby accepts its appointment to the position of Manager of BioXgen 2026 Community Rounds SPV, LLC, a Delaware limited liability company, and agrees to be bound by the terms and conditions of this Agreement, as amended from time to time.

BIOXGEN HOLDINGS, INC.,
a Delaware corporation

By: _____
Name: Dr. David P. Skinner
Title: President

EXHIBIT F

Issuer Certificate of Incorporation



Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BIOXGEN HOLDINGS, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JUNE, A.D. 2025, AT 1:58 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

10227810 8100
SR# 20253068527

Authentication: 203960943
Date: 06-16-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:58 PM 06/13/2025
FILED 01:58 PM 06/13/2025
SR 20253068527 - File Number 10227810

CERTIFICATE OF INCORPORATION

OF

BIOXGEN HOLDINGS, INC.

FIRST: The name of the corporation (the "**Corporation**") is BioXgen Holdings, Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of capital stock that the Corporation has the authority to issue shall be 100,000,000 shares of common stock, par value $0.0001 per share. Of the common stock, 60,000,000 shares shall be Class A Common Stock, par value $0.0001 per share, and 40,000,000 shares shall be Class B Common Stock, par value $0.0001 per share. The holders of the Class A Common Stock are entitled to one (1) vote for each share of Common Stock held as of the record date for each meeting of stockholders (and written actions in lieu of meetings). The holders of the Class B Common Stock are entitled to ten (10) votes for each share of Common Stock held as of the record date for each meeting of stockholders (and written actions in lieu of meetings).

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided that:

(a) Subject to the limitations and exceptions, if any, contained in the Bylaws of the Corporation, such Bylaws may be adopted, amended or repealed by the board of directors of the Corporation; and

(b) Elections of directors need not be by written ballot unless, and only to the extent, otherwise provided in the Bylaws of the Corporation; and

(c) Subject to any applicable requirements of law, the books of the Corporation may be kept outside the State of Delaware at such location or locations as may be designated by the board of directors of the Corporation or in the Bylaws of the Corporation; and

(d) Except as provided to the contrary in the provisions establishing a class of stock, the number of authorized shares of such class may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, voting as a single class.

SIXTH: The Corporation shall indemnify each person who at any time is, or shall have been, a director or officer of the Corporation and was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding, to the maximum extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such director or officer may be entitled, under any Bylaw, agreement, vote of directors or stockholders or otherwise. No amendment to or repeal of the provisions of this Article SIXTH shall deprive a director or officer of the benefit hereof with respect to any act or failure to act occurring prior to such amendment or repeal. In furtherance of and not in limitation of the foregoing, the Corporation shall advance expenses, including attorneys' fees, incurred by an officer or director of the Corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such advances if it shall be ultimately determined that he or she is not entitled to be indemnified by the Corporation.

SEVENTH: No director of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages arising out of such director's breach of fiduciary duty as a director of the Corporation, except to the extent that the elimination or limitation of such liability is not permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended. No amendment to or repeal of the provisions of this Article SEVENTH shall deprive any director of the Corporation of the benefit hereof with respect to any act or failure to act of such director occurring prior to such amendment or repeal.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the General Corporation Law of the State of Delaware and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

NINTH: The name of the sole incorporator of the Corporation is Dr. David P. Skinner. The sole incorporator's mailing address is 5590 E. River Road, Suite 150, Tucson, Arizona 85750.

IN WITNESS WHEREOF, I have hereunto set my hand as of June 13, 2025.

_____
Dr. David P. Skinner, *Sole Incorporator*

- 2 -

EXHIBIT G

Issuer Bylaws

BYLAWS

OF

BIOXGEN HOLDINGS, INC.

Section 1   CERTIFICATE OF INCORPORATION AND BYLAWS

1.1   These Bylaws are subject to the certificate of incorporation of the corporation. In these Bylaws, references to the certificate of incorporation and Bylaws mean the provisions of the certificate of incorporation and the Bylaws as are from time to time in effect.

Section 2   OFFICES

2.1   Registered Office. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

2.2   Other Offices. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

Section 3   STOCKHOLDERS

3.1   Location of Meetings. All meetings of the stockholders shall be held at such place either within or without the State of Delaware as shall be designated from time to time by the board of directors, or if not so designated, at the registered office of the corporation. Notwithstanding the foregoing, the board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. If so authorized, and subject to such guidelines and procedures as the board of directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, participate in a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation. Any adjourned session of any meeting shall be held at the place designated in the vote of adjournment.

3.2   Annual Meeting. The annual meeting of stockholders shall be held at 10:00 a.m. on the second Wednesday in May in each year, unless that day be a legal holiday at the place where the meeting is to be held, in which case the meeting shall be held at the same hour on the next succeeding day not a legal holiday, or at such other date and time as shall be designated from time to time by the board of directors, at which they shall elect a board of directors and transact such other business as may be required by law or these Bylaws or as may properly come before the meeting.

3.3   Special Meeting in Place of Annual Meeting. If the election for directors shall not be held on the day designated by these Bylaws, the directors shall cause the election to be held as soon thereafter as convenient, and to that end, if the annual meeting is omitted on the day herein provided therefor or if the election of directors shall not be held thereat, a special meeting of the stockholders may be held in place of such omitted meeting or election, and any business transacted or election held at such special meeting shall have the same effect as if transacted or held at the annual meeting, and in such case all references in these Bylaws to the annual meeting of the stockholders, or to the annual election of directors, shall be deemed to refer to or include such special meeting. Any such special meeting shall be called and the purposes thereof shall be specified in the call, as provided in Section 3.5.

3.4   Notice of Annual Meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting. Such notice may specify the business to be transacted and actions to be taken at such meeting. No action shall be taken at such meeting unless such notice is given or unless waiver of such notice is given in accordance with Section 5.2 by each stockholder entitled to such notice to whom such notice was not given.

3.5   Other Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of the holders of at least ten percent of all capital stock of the corporation issued and outstanding and entitled to vote at such meeting. Such request shall state the purpose or purposes of the proposed meeting and business to be transacted at any special meeting of the stockholders.

3.6   Notice of Special Meeting. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than sixty days before the date of the meeting, to each stockholder entitled to vote at such meeting. No action shall be taken at such meeting unless such notice is given or unless waiver of such notice is given in accordance with Section 5.2 by each stockholder entitled to such notice to whom such notice was not given.

3.7   Stockholder List. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days prior to the meeting, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the

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list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to examination of any stockholder during the entire meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

3.8   Quorum of Stockholders. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law, by the certificate of incorporation or by these Bylaws. Except as otherwise provided by law, no stockholder present at a meeting may withhold his shares from the quorum count by declaring his shares absent from the meeting.

3.9   Adjournment. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws, which time and place shall be announced at the meeting, by a majority of votes cast upon the question, whether or not a quorum is present, or, if no stockholder is present or represented by proxy, by any officer entitled to preside at or to act as secretary of such meeting. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

3.10   Proxy Representation. Every stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, objecting to or voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by his attorney-in-fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. Except as provided by law, a revocable proxy shall be deemed revoked if the stockholder is present at the meeting for which the proxy was given. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. The authorization of a proxy may, but need not be limited to specified action, provided, however, that if a proxy limits its authorization to a meeting or meetings of stockholders, unless otherwise specifically provided such proxy shall entitle the holder thereof to vote at any adjourned session but shall not be valid after the final adjournment thereof.

3.11   Inspectors. The directors or the person presiding at the meeting may, but need not unless required by law, appoint one or more inspectors of election and any substitute inspectors to act at the meeting or any adjournment thereof. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum and the validity and effect of proxies,

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and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspectors shall make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them.

3.12   Action by Vote. When a quorum is present at any meeting, whether the same be an original or an adjourned session, a plurality of the votes properly cast for election to any office shall elect to such office and a majority of the votes properly cast upon any question other than an election to an office shall decide the question, except when a larger vote is required by law, by the certificate of incorporation or by these Bylaws. No ballot shall be required for any election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election.

3.13   Action Without Meetings. Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Consent may be given by electronic transmission to the extent permitted by the Delaware General Corporation Law.

3.14   Organization. Meetings of stockholders shall be presided over by the chairperson of the board of directors, if any, or in his absence by the president, or in his absence by a vice president, or in the absence of the foregoing persons by a chairperson chosen at the meeting by the board. The secretary shall act as secretary of the meeting, but in his absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of the meeting shall announce at the meeting of stockholders the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote.

3.15   Conduct of Meetings. The board of directors of the corporation may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the board of directors, the chairperson of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the board of directors or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the board of directors or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 4   DIRECTORS

4.1   Number. The number of directors which shall constitute the whole board shall not be less than one. The first board shall consist of two (2) directors. Thereafter, the stockholders at the annual meeting shall determine the number of directors, and the number of directors may be increased or decreased at any time or from time to time by the stockholders or by the directors by vote of a majority of directors then in office, except that any such decrease by vote of the directors shall only be made to eliminate vacancies existing by reason of the death, resignation or removal of one or more directors. The directors shall be elected at the annual meeting of the stockholders, except as provided in these Bylaws. Directors need not be stockholders.

4.2   Tenure. Except as otherwise provided by law, by the certificate of incorporation or by these Bylaws, each director shall hold office until the next annual meeting and until his successor is elected and qualified, or until he sooner dies, resigns, is removed or becomes disqualified.

4.3   Powers. The business of the corporation shall be managed by or under the direction of the board of directors which shall have and may exercise all the powers of the corporation and do all such lawful acts and things as are not by law, the certificate of incorporation or these Bylaws directed or required to be exercised or done by the stockholders.

4.4   Vacancies. Vacancies and any newly created directorships resulting from any increase in the number of directors may be filled by vote of the stockholders at a meeting called for the purpose, or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. When one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have resigned, shall have power to fill such vacancy or vacancies, the vote or action in writing thereon to take effect when such resignation or resignations shall become effective. The directors shall have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number, subject to any requirements of law or of the certificate of incorporation or of these Bylaws as to the number of directors required for a quorum or for any vote or other actions.

4.5   Committees. The board of directors may, by vote of a majority of the whole board, (a) designate, change the membership of or terminate the existence of any committee or committees, each committee to consist of one or more of the directors; (b) designate one or more directors as alternate members of any such committee who may replace any absent or disqualified member at any meeting of the committee; and (c) determine the extent to which each such committee shall have and may exercise the powers and authority of the board of directors in the management of the business and affairs of the corporation, including the power to authorize the seal of the corporation to be affixed to all papers which require it and the power and authority to declare dividends or to authorize the issuance of stock; excepting, however, such powers which by law, by the certificate of incorporation or by these Bylaws they are prohibited from so delegating. In the absence or disqualification of any member of such committee and his alternate, if any, the

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member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Except as the board of directors may otherwise determine, any committee may make, alter and repeal rules for the conduct of its business, but unless otherwise provided by the board or such rules, its business shall be conducted as nearly as may be in the same manner as is provided by these Bylaws for the conduct of business by the board of directors. Each committee shall keep regular minutes of its meetings and report the same to the board of directors upon request.

4.6   Regular Meeting. Regular meetings of the board of directors may be held without call or notice at such place within or without the State of Delaware and at such times as the board may from time to time determine, provided that notice of the first regular meeting following any such determination shall be given to absent directors. A regular meeting of the directors may be held without call or notice immediately after and at the same place as the annual meeting of the stockholders.

4.7   Special Meetings. Special meetings of the board of directors may be held at any time and at any place within or without the State of Delaware designated in the notice of the meeting, when called by the president, or by one-third or more in number of the directors, reasonable notice thereof being given to each director by the secretary or by the president or by any one of the directors calling the meeting.

4.8   Notice. It shall be reasonable and sufficient notice to a director to send notice by mail at least forty-eight hours or by telegram or telecopy or other form of electronic transmission at least twenty-four hours before the meeting, addressed to him at his usual or last known business or residence address or to give notice to him in person or by telephone at least twenty-four hours before the meeting. Notice of a meeting need not be given to any director if a written waiver of notice, executed by him before or after the meeting, is filed with the records of the meeting, or to any director who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

4.9   Quorum. Except as may be otherwise provided by law, by the certificate of incorporation or by these Bylaws, at any meeting of the directors a majority of the directors then in office shall constitute a quorum. A quorum shall not in any case be less than one-third of the total number of directors constituting the whole board. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

4.10   Action by Vote. Except as may be otherwise provided by law, by the certificate of incorporation or by these Bylaws, when a quorum is present at any meeting the vote of a majority of the directors present shall be the act of the board of directors.

4.11   Action Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting if all the members of the board or of such committee, as the case may be, consent thereto in writing, or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board, or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated for all purposes as the act of the board or of such committee, as the case may be.

4.12   Participation in Meetings by Conference Telephone. Unless otherwise restricted by the certificate of incorporation or these Bylaws, members of the board of directors or of any committee thereof may participate in a meeting of such board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Such participation shall constitute presence in person at such meeting.

4.13   Compensation. Unless otherwise restricted by the certificate of incorporation or these Bylaws, the board of directors shall have the authority to fix from time to time the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and the performance of their responsibilities as directors and may be paid a fixed sum for attendance at each meeting of the board of directors and/or a stated salary as director. No such payment shall preclude any director from serving the corporation or its parent or subsidiary corporations in any other capacity and receiving compensation therefor. The board of directors may also allow compensation for members of special or standing committees for service on such committees.

4.14   Interested Directors and Officers.

(a)   No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of the corporation's directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(1)   The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(2)   The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3)   The contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof, or the stockholders.

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(b)   Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

4.15   Resignation or Removal of Directors. Unless otherwise restricted by the certificate of incorporation or by law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the stock issued and outstanding and entitled to vote at an election of directors. Any director may resign at any time by delivering his resignation in writing to the president or the secretary or to a meeting of the board of directors. Such resignation shall be effective upon receipt unless specified to be effective at some other time and without in either case the necessity of its being accepted unless the resignation shall so state. No director resigning and no director removed shall have any right to receive compensation as such director for any period following his resignation or removal, except where a right to receive compensation shall be expressly provided in a duly authorized written agreement with the corporation, or any right to damages on account of such removal, whether his compensation be by the month or by the year or otherwise; unless in the case of a resignation, the directors, or in the case of removal, the body acting on the removal, shall in their or its discretion provide for compensation.

Section 5   NOTICES

5.1   Form of Notice. Whenever, under the provisions of law, of the certificate of incorporation or of these Bylaws, notice is required to be given to any director or stockholder, such notice may be given by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Unless written notice by mail is required by law, written notice may also be given by telegram, cable, telecopy, commercial delivery service, telex or similar means, addressed to such director or stockholder at his address as it appears on the records of the corporation, in which case such notice shall be deemed to be given when delivered into the control of the persons charged with effecting such transmission, the transmission charge to be paid by the corporation or the person sending such notice and not by the addressee. Notice may also be given to any stockholder and to any director by any form of electronic transmission, to the same extent that Section 232 of the Delaware General Corporation Law permits notice in such form to be given to stockholders, and will be deemed given at the time provided therein. Oral notice or other in-hand delivery (in person or by telephone) shall be deemed given at the time it is actually given.

5.2   Waiver of Notice. Whenever notice is required to be given under the provisions of law, the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders, directors or members of a committee of the directors need be specified in any written waiver of notice.

Section 6   OFFICERS AND AGENTS

6.1   Enumeration; Qualification. The officers of the corporation shall be a president, a treasurer, a secretary and such other officers, if any, as the board of directors from time to time may in its discretion elect or appoint including without limitation a chairperson of the board of directors and one or more vice presidents. Any officer may be, but none need be, a director or stockholder. Any two or more offices may be held by the same person. Any officer may be required by the board of directors to secure the faithful performance of his duties to the corporation by giving bond in such amount and with sureties or otherwise as the board of directors may determine.

6.2   Powers. Subject to law, to the certificate of incorporation and to the other provisions of these Bylaws, each officer shall have, in addition to the duties and powers herein set forth, such duties and powers as are commonly incident to his office and such additional duties and powers as the board of directors may from time to time designate.

6.3   Election. The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, a secretary and a treasurer. Other officers may be appointed by the board of directors at such meeting, at any other meeting or by written consent. At any time or from time to time, the directors may delegate to any officer their power to elect or appoint any other officer or any agents.

6.4   Tenure. Each officer shall hold office until the first meeting of the board of directors following the next annual meeting of the stockholders and until his successor is elected and qualified unless a shorter period shall have been specified in terms of his election or appointment, or in each case until he sooner dies, resigns, is removed or becomes disqualified. Each agent of the corporation shall retain his authority at the pleasure of the directors, or the officer by whom he was appointed or by the officer who then holds agent appointive power.

6.5   Chairperson of the Board of Directors. The chairperson of the board of directors, if any, shall have such duties and powers as shall be designated from time to time by the board of directors. Unless the board of directors otherwise specifies, the chairperson of the board, or if there is none the president, shall preside, or designate the person who shall preside, at all meetings of the stockholders and of the board of directors. References in these Bylaws to a chairperson shall include references to persons designated by the board of directors with the title chairman, chairwoman or chair or any similar title.

6.6   President and Vice Presidents. Unless the board of directors determines otherwise, the president shall be the chief executive officer and shall have direct and active charge of all business operations of the corporation and shall have general supervision of the entire business of the corporation, subject to the control of the board of directors. As provided in Section 6.5, in the absence of the chairperson of the board of directors, the president shall preside at all meetings of the stockholders and of the board of directors at which the president is present, except as otherwise voted by the board of directors.

The president or treasurer shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise

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signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

Any vice presidents shall have such duties and powers as shall be designated from time to time by the board of directors or by the president.

6.7   Treasurer and Assistant Treasurers. The treasurer shall be the chief financial officer of the corporation and shall be in charge of its funds and valuable papers, and shall have such other duties and powers as may be assigned to him from time to time by the board of directors or by the president.

Any assistant treasurers shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the treasurer.

6.8   Secretary and Assistant Secretaries. The secretary shall record all proceedings of the stockholders, of the board of directors and of committees of the board of directors in a book or series of books to be kept therefor and shall file therein all writings of, or related to, action by stockholder or director consent. In the absence of the secretary from any meeting, an assistant secretary, or if there is none or he is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. Unless a transfer agent has been appointed, the secretary shall keep or cause to be kept the stock and transfer records of the corporation, which shall contain the names and record addresses of all stockholders and the number of shares registered in the name of each stockholder. The secretary shall have such other duties and powers as may from time to time be designated by the board of directors or the president.

Any assistant secretaries shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the secretary.

6.9   Resignation and Removal. Any officer may resign at any time by delivering his resignation in writing to the president or the secretary or to a meeting of the board of directors. Such resignation shall be effective upon receipt unless specified to be effective at some other time, and without in any case the necessity of its being accepted unless the resignation shall so state. The board of directors may at any time remove any officer either with or without cause. The board of directors may at any time terminate or modify the authority of any agent. No officer resigning and no officer removed shall have any right to any compensation as such officer for any period following his resignation or removal, except where a right to receive compensation shall be expressly provided in a duly authorized written agreement with the corporation, or any right to damages on account of such removal, whether his compensation be by the month or by the year or otherwise; unless in the case of a resignation, the directors, or in the case of removal, the body acting on the removal, shall in their or its discretion provide for compensation.

6.10   Vacancies. If the office of the president or the treasurer or the secretary becomes vacant, the directors may elect a successor by vote of a majority of the directors then in office. If the office of any other officer becomes vacant, any person or body empowered to elect or appoint that office may choose a successor. Each such successor shall hold office for the unexpired term of his predecessor, and in the case of the president, the treasurer and the secretary until his successor is chosen and qualified, or in each case until he sooner dies, resigns, is removed or becomes disqualified.

Section 7   CAPITAL STOCK

7.1   Stock Certificates. Each stockholder shall be entitled to a certificate stating the number and the class and the designation of the series, if any, of the shares held by him, in such form as shall, in conformity to law, the certificate of incorporation and the Bylaws, be prescribed from time to time by the board of directors. Such certificate shall be signed by (i) the chairperson of the board of directors or the president or a vice-president and (ii) the treasurer or an assistant treasurer or the secretary or an assistant secretary. Any or all of the signatures on the certificate may be a facsimile. In case an officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the time of its issue.

7.2   Lost Certificates. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 8   TRANSFER OF SHARES OF STOCK

8.1   Transfer on Books. Subject to any restrictions with respect to the transfer of shares of stock, shares of stock may be transferred on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment and power of attorney properly executed, with necessary transfer stamps affixed, and with such proof of the authenticity of signature as the board of directors or the transfer agent of the corporation may reasonably require. Except as may be otherwise required by law, by the certificate of incorporation or by these Bylaws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to receive notice and to vote or to give any consent with respect thereto and to be held liable for such calls and assessments, if any, as may lawfully be made thereon, regardless of any transfer, pledge or other disposition of such stock until the shares have been properly transferred on the books of the corporation.

It shall be the duty of each stockholder to notify the corporation of his post office address.

Section 9   GENERAL PROVISIONS

9.1   Record Date. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express

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consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action to which such record date relates. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting. If no record date is fixed:

(a)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(b)   The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent is expressed; and

(c)   The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating to such purpose.

9.2   Dividends. Dividends upon the capital stock of the corporation may be declared by the board of directors at any regular or special meeting or by written consent, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

9.3   Payment of Dividends. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

9.4   Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

9.5   Fiscal Year. The fiscal year of the corporation shall begin on the first of January in each year and shall end on the last day of December next following, unless otherwise determined by the board of directors.

9.6   Seal. The board of directors may, by resolution, adopt a corporate seal. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the word "Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. The seal may be altered from time to time by the board of directors.

Section 10   INDEMNIFICATION

10.1   It being the intent of the corporation to provide maximum protection available under the law to its officers and directors, the corporation shall indemnify its officers and directors to the full extent the corporation is permitted or required to do so by the Delaware General Corporation Law. In furtherance of and not in limitation of the foregoing, the corporation shall advance expenses, including attorneys' fees, incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such advances if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation has the power to indemnify such person under the Delaware General Corporation Law. Notwithstanding the foregoing, the corporation shall not be required to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person.

Section 11   AMENDMENTS

11.1   These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the stockholders or by the board of directors when such power is conferred upon the board of directors by the certificate of incorporation, at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors. If the power to adopt, amend or repeal Bylaws is conferred upon the board of directors by the certificate of incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws.

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